Exhibit 3.5

CERTIFICATE OF AMENDMENT

OF

ARTICLES OF INCORPORATION

OF

MCORPCX, INC.

The undersigned certify that:

1.	They are the President and Secretary, respectfully, of McorpCX, Inc., a California corporation.

2.	Article Four of the Articles of Incorporation of this corporation is amended in its entirety to read as follows:

FOURTH: This corporation is authorized to issue only one class of shares of stock, and the total number of shares which this corporation is authorized to issue is Five Hundred Million (500,000,000), which shall be without par value.

3.	The foregoing amendment to this corporation’s Articles of Incorporation has been approved by this corporation’s board of directors.

4.

The foregoing amendment to this corporation’s Articles of Incorporation has been duly approved by the required vote of this corporation’s shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of this corporation is 20,426,158 shares of common stock. The number of shares voting in favor of the amendment was 10,793,665 shares of common stock, which exceeded the vote required. The percentage vote required to pass the amendment was more than 50% of this corporation’s total outstanding shares of common stock, and the percentage of the votes in favor of the amendment was 52.84%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: August 16, 2016

/s/ Michael Hinshaw

Michael Hinshaw, President

/s/ Guiseppe Perone

Giuseppe (Pino) Perone, Secretary